FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                               FY2004 Semi-Annual
                   (April 1, 2003 through September 30, 2003)




        English translation from the original Japanese-language document








                            TOYOTA MOTOR CORPORATION

         Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

             ______________________________________________________

          This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

          Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 semi-annual and FY2003 have also been prepared in accordance with accounting principles generally accepted in the United States of America.

                        OVERVIEW OF ASSOCIATED COMPANIES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

          Toyota Motor Corporation ("TMC") and its associated companies (561 consolidated subsidiaries and 227 affiliates as of September 30, 2003) are engaged mainly in the automotive industry and also in the financial services and other businesses.
          The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.

Automotive:
          This business involves the design, manufacturing and sale of passenger cars, recreational vehicles, sport utility vehicles, minivans, trucks, buses and related parts. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
Financial Services:
          This business involves the provision of loans and leases to customers and the provision of loans to dealers. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas subsidiaries and affiliates provide sales financing for TMC's products and the products of its subsidiaries and affiliates.
All other:
          Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured by TMC and sold through domestic housing dealers. In addition, Toyota Tsusho Corporation engages in the purchase and sale as well as import and export of various products.

                                                     * Consolidated subsidiaries, ** Companies accounted for under the equity method
     __________________________________________________________________________
    |                      Toyota Motor Corporation                            |
    |__________________________________________________________________________|                     Flow of products
                                                                                                     Flow of services
                                        ____________________________
                                       | *Hino Motors, Ltd.         |
                                       | *Daihatsu Motor Co., Ltd.  |
                                       |____________________________|
Manufacturing companies in Japan                                             Manufacturing companies overseas
 ___________________________________________________________________         ______________________________________________________
|  *Toyota Motor Kyushu, Inc.     *Toyota Motor Hokkaido, Inc.      |       |  *Toyota Motor Manufacturing, Kentucky, Inc.         |
|  *Toyota Auto Body Co., Ltd.    *Kanto Auto Works, Ltd.           |       |  *Toyota Motor Manufacturing, Indiana, Inc.          |
|  *Araco Corporation                                               |       |  *Toyota Motor Manufacturing Canada Inc.             |
| **Toyota Industries Corporation    **Aichi Steel Corporation      |       |  *Toyota Motor Manufacturing (UK) Ltd.               |
| **Toyoda Machine Works, Ltd.                                      |       |  *Toyota Motor Thailand Co., Limited                 |
| **Aisin Seiki Co., Ltd.    **Denso Corporation                    |       |  *Toyota Motor Corporation Australia Ltd.            |
| **Toyoda Gosei Co., Ltd.    **Aisin AW Co., Ltd.  etc.            |       | **New United Motor Manufacturing, Inc.  etc.         |
|___________________________________________________________________|       |______________________________________________________|

Dealers in Japan                                                             Distributors overseas
 ___________________________________________________________________         ______________________________________________________
|  *Tokyo Toyota Motor Co., Ltd.                                    |       |  *Toyota Motor Sales, U.S.A., Inc.                   |
|  *Tokyo Toyo-Pet Motor Sales Co., Ltd.                            |       |  *Toyota Motor Marketing Europe n.v./s.a.            |
|  *Osaka Toyopet Co., Ltd.    *Toyota Tokyo Corolla Co., Ltd.      |       |  *Toyota Deutschland G.m.b.H.                        |
|  *Tokyo Hino Motors, Ltd.                                         |       |  *Toyota (GB) PLC  *Hino Motor Sales (Thailand) Ltd. |
|  *Hyogo Daihatsu Hanbai Co., Ltd.  etc.                           |       |  *Daihatsu Deutschland GmbH.  etc.                   |
|___________________________________________________________________|       |______________________________________________________|

                           Financial companies
                           ____________________________________________________
                          |  * Toyota Finance Corporation                      |                 ________________________________
                          |  * Toyota Motor Credit Corporation  etc.           |                |         Dealers overseas       |
                          |____________________________________________________|                |________________________________|

  _______________________________________________________________________________________________________________________________
 |                                                      Customers                                                                |
 |_______________________________________________________________________________________________________________________________|


          Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe n.v./s.a., which deals with public relations activities in Europe, Toyota Motor Engineering & Manufacturing Europe n.v./s.a., which controls manufacturing companies in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.

                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     Overview of Changes in Major Associated Companies
     For FY2004 semi-annual, the change in our major associated companies is as follows:

     (Change in major associated companies)
         New consolidated subsidiaries:
              Toyota Auto Body Co., Ltd.
              Kanto Auto Works, Ltd.

     Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. became consolidated subsidiaries from companies accounted for under the equity method on May 30, 2003 as a result of the acquisition of additional shares from third parties by TMC.

                                 Consolidated 2

                                MANAGEMENT POLICY
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1.   Toyota's Basic Management Policy

          Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

          (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
          (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
          (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
          (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
          (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
          (6) Pursue growth in harmony with the global community through innovative management.
          (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

2.   Basic Policy on the Distribution of Profits

          TMC positions the benefit of its shareholders as one of its priority management policies and promotes its business aggressively while improving and strengthening its corporate foundations. TMC's basic approach is to continue paying stable dividends, while giving overall consideration to business results, dividends payout ratio, etc. Further, with the intent of responding to the expectations of its shareholders, TMC plans to implement a number of measures, including retiring shares, in order to return profits to its shareholders.
          TMC aims to use reserves to establish a stable, long-term management foundation for making its products more competitive, improving domestic and overseas production and sales structures, and developing new businesses.

                                 Consolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.   TMC's Medium and Long-term Management Strategy

          TMC is promoting management reforms by introducing a new management system intended to speed up the pace of decision making and operations as well as to enhance transparency of management. In addition, the entire group will cooperate to address the following issues in order to contribute to the creation of a more prosperous society in the new century and for our continuous growth in the future.
          First, TMC is working to launch products that respond precisely to customer needs in a timely manner, thereby providing the fun and convenience of automobiles to ever greater numbers of customers. Next, TMC will promote the further use of hybrid vehicles and will continue its efforts to develop fuel cell vehicles to strengthen our responses to environmental issues. Also, TMC will work towards the realization of an automobile-based society in which people can live in ease, safety and comfort through the development of advanced technologies in a wide range of fields including information technology. Finally, TMC will work to create systems for the development, production, and sale of products that respond to needs in different regions to establish robust and efficient structures that are truly global. By addressing these issues, TMC will work to increase shareholder value and strive to become a leader in creating automobiles and an automobile-based society in the 21st century.
          In the future, TMC will continue to adopt a serious and modest attitude in order to become a corporation that earns the respect and support of people all over the world and to promote harmonious growth with our society.

4.   Basic Policy on Corporate Governance and Status of Policy Implementation

          TMC has positioned the stable long-term growth of shareholder value as a top-priority management issue.
          In order to achieve this goal, TMC aims to build good relations with all stakeholders including shareholders, customers, business partners, local communities and employees, and improve corporate governance through a variety of means including statutory functions such as general meetings of shareholders, meetings of the board of directors, and meetings of corporate auditors and independent accountants.
          Specifically, TMC established a "Committee of Ethics for Corporate Conduct", comprised of executives of the executive vice president level and higher, to evaluate all corporate activities from the viewpoint of legal requirements and corporate ethics. TMC also adopted guidelines to codify the basic attitude and conduct expected of employees. Efforts are being made to ensure employees strictly follow these guidelines. In addition, TMC has established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act to ensure transparency of TMC's disclosure procedures. Also, every year, TMC holds a meeting of the International Advisory Board, which is comprised of knowledgeable persons from foreign countries, to provide TMC with advice concerning management strategies in connection with Toyota's globalization initiatives.
          TMC has provided financial information to shareholders, investors and other stakeholders by disclosing financial information on a quarterly basis. TMC will strive to continue to release its financial results early to ensure a high level of corporate accountability.
          At the June 2003 general meetings of shareholders, TMC introduced a new management system that features a streamlined board of directors, the new positions of managing officers (non-board), and increasing the number of outside corporate auditors. TMC believes this will speed up the pace of decision making and operations and enhance management transparency even further.

5.   Policy for the Granting of Stock Options and Other Incentive Plans

          Since 1997, TMC has implemented an incentive plan for granting stock options to the directors of TMC under the Commercial Code. Since 2001, TMC has expanded the scope of eligible stock option recipients to newly include senior managers in addition to directors. Together with this change, TMC has also decided to introduce a new incentive plan for the executives of its overseas subsidiaries and affiliated companies.
          TMC believes that these incentive plans will further heighten their willingness and motivation to improve business performance in the medium and long-term, enhance international competitiveness and profitability, and contribute to increased shareholder value.

                                 Consolidated 4

                     BUSINESS RESULTS AND FINANCIAL POSITION
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Summary of Consolidated Financial Results of FY2004 Semi-Annual

     (1)  Financial Results
          During this semi-annual period, the domestic economy showed signs of recovery, including increases in capital investment in private sector even as employment conditions remained difficult and consumer spending was flat. Overseas, although the economy in the Euro zone remained sluggish and the Asian economy experienced limited growth, signs of economic recovery appeared in the United States of America.
          Despite the continuing market downturn, in FY2004 semi-annual results, domestic vehicle sales increased by 57 thousand units, or 5.6%, to 1,081 thousand units (six months period ended September 30, 2003) compared with FY2003 semi-annual results. As a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers, Toyota's market share excluding minivehicles increased by 0.4% to reach 42.5% in FY2004 semi-annual results compared with FY2003 semi-annual results. Meanwhile, overseas vehicle sales increased by 162 thousand units, or 8.4%, to 2,089 thousand units in FY2004 semi-annual results compared with FY2003 semi-annual results, mainly due to increased sales in all regions. Consequently, total vehicle sales in Japan and overseas increased by 219 thousand units, or 7.4%, to 3,170 thousand units in FY2004 semi-annual results compared with FY2003 semi-annual results. For this semi-annual period, TMC made new records for its semi-annual results for the fifth consecutive period.
          Net revenues increased by 610.8 billion yen, or 8.0%, to 8,224.2 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by 82.7 billion yen, or 12.1%, to
     767.7 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. Among the factors contributing to the increase in operating income of 120.0 billion yen, cost reduction efforts accounted for
     110.0 billion yen and marketing efforts for 10.0 billion yen. On the other hand, the factors contributing to the decrease in operating income of 37.3 billion yen mainly included increases in R&D expenses and labor costs. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 97.6 billion yen, or 13.7%, to 812.0 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. Net income increased by 98.6 billion yen, or 23.2%, to 524.4 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results.

                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

   (2)    Cash Flows
          Cash flows from operating activities resulted in an increase in cash by 1,112.9 billion yen in FY2004 semi-annual period, mainly due to net income of 524.4 billion yen. Net cash provided by operating activities increased by 2.0 billion yen from 1,110.9 billion yen in FY2003 semi-annual results. Cash flows from investing activities resulted in a decrease in cash by 1,472.1 billion yen in FY2004 semi-annual results, mainly due to the additions to finance receivables of 4,182.3 billion yen. Net cash used in investing activities decreased by 333.1 billion yen from 1,139.0 billion yen in FY2003 semi-annual results. Cash flows from financing activities resulted in an increase in cash by 48.3 billion yen in FY2004 semi-annual results, mainly due to the proceeds from issuance of long-term debt of
     700.1 billion yen. Net cash provided by financing activities decreased by
     233.2 billion yen compared with FY2003 semi-annual results. After consideration of the effect of exchange rate changes, cash and cash equivalents decreased by 348.8 billion yen, or 21.9%, to 1,243.2 billion yen at the end of FY2004 semi-annual period compared with the end of FY2003.
          Regarding the consolidated cash flows by segment for FY2004 semi-annual period, in non-financial services business, net cash provided by operating activities was 864.8 billion yen, net cash used in investing activities was 863.8 billion yen and net cash used in financing activities was 288.6 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 146.2 billion yen, net cash used in investing activities was 644.0 billion yen and net cash provided by financing activities was 474.5 billion yen.


2.   Consolidated Financial Results of FY2004 Semi-Annual by Segment

     (1)  Segment Operating Results

          Automotive:
            Net revenues for the automotive operations increased by 548.8 billion yen, or 7.8%, to 7,590.4 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by 16.7 billion yen, or 2.4%, to 702.6 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries as well as increases in vehicle units sold in all regions including Japan, Europe and Asia, partially offset by increases in R&D expenses and labor costs.

          Financial services:
            Net revenues for the financial services operations increased by 20.7 billion yen, or 5.9%, to 371.5 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by 57.9 billion yen, or 1,521.1%, to 61.7 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The increase in operating income was mainly due to solid performance as a result of an increase in financing volumes as well as the impact of interest rate swaps stated at fair value with changes recognized in income held by sales financing subsidiaries in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No.133 as amended by several related pronouncements including FAS No.138. The valuation gains on interest rate swaps increased by 50.0 billion yen, to 8.4 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results.

          All other:
            Net revenues for all other businesses increased by 43.0 billion yen, or 11.9%, to 403.7 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by 7.2 billion yen to 6.0 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The increase in operating income was mainly due to steady production and favorable sales of the housing business.

                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     (2) Geographic Information

         Japan:
            Net revenues in Japan increased by 304.8 billion yen, or 5.9%, to 5,497.3 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by 49.9 billion yen, or 10.4%, to 529.7 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The increase in operating income was mainly due to an increase in vehicle units sold and cost reduction efforts made by TMC and its subsidiaries, partially offset by increases in labor costs and other expenses.

         North America:
            Net revenues in North America decreased by 182.4 billion yen, or 5.7%, to 3,014.1 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income decreased by
            18.2 billion yen, or 10.0%, to 163.6 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The decrease in operating income was mainly due to an increase in selling expenses at subsidiaries and the temporary effects of model shifts at the plants of manufacturing subsidiaries.

          Europe:
            Net revenues in Europe increased by 286.4 billion yen, or 38.4%, to 1,032.3 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by 17.4 billion yen, or 342.1%, to 22.5 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The increase in operating income was mainly due to increases in local production volumes in France, Turkey and the United Kingdom, as well as substantial increases in vehicle units sold.

          Other Foreign Countries:
            Net revenues in other markets increased by 361.4 billion yen, or 48.7%, to 1,102.8 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results, and operating income increased by
            31.4 billion yen, or 142.7%, to 53.3 billion yen in FY2004 semi-annual results compared with FY2003 semi-annual results. The increase in operating income was primarily due to increases in local production volumes as well as vehicle units sold in Asia and Oceania.

                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.   Distribution of Profits for FY2004 Semi-Annual
          The FY2004 interim dividend increased by 4 yen to 20 yen per share compared with the FY2003 interim dividend. Accordingly, the dividends payout ratio for FY2004 semi-annual results is 20.1%.

4.   Others

     (1)  Litigation in the United States of America

          On July 12, 1999, the U.S. Department of Justice, acting on behalf of the U.S. Environmental Protection Agency, filed a lawsuit against Toyota Motor Sales U.S.A., Inc. ("TMS"), a consolidated subsidiary of TMC (on November 22, 1999, TMC and Toyota Technical Center U.S.A., Inc., a consolidated subsidiary of TMC, were added as defendants) for alleged defects in the fuel evaporative emission leak monitors installed on approximately 2.2 million 1996 - 1998 model year vehicles sold by TMS in the United States of America in violation of the Clean Air Act.
          On March 6, 2003, TMC (as representative for all the defendants) reached a settlement agreement with the federal government concerning this litigation, and the federal government filed the agreement with the court. A formal settlement of this matter was reached on July 1, 2003.

     (2) Accounting Treatment regarding Transfer of the Substitutional Portion of the Employee Pension Fund to the Government

          TMC and some of its affiliated companies in Japan applied for exemption from the payment of benefits related to future employee service, and obtained approval from the Minister of Health, Labour, and Welfare in FY2003.
          From FY2004, it is expected that these companies will apply for approval for the separation of the remaining benefit obligation of the substitutional portion which relates to past employee services. After obtaining approval, the related government-specified portion of the plan assets will be transferred to the government. In FY2004, some companies are expected to transfer the assets. The gains or losses resulting from this transaction are recognized upon completion of the transfer under the accounting principles generally accepted in the United States of America.

                                 Consolidated 8

                        CONSOLIDATED PRODUCTION AND SALES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     1. Production

                                                                                                                         (Units)
      ---------------------------------------------------------------------------------------------------   ------------------------
                                      FY2004 semi-annual      FY2003 semi-annual                                    FY2003
                                      (April 2003 through     (April 2002 through         Increase            (April 2002 through
                                        September 2003)         September 2002)          (Decrease)               March 2003)
      ---------------------------------------------------------------------------------------------------   ------------------------
                       Japan                     2,022,621               1,973,545               49,076                  4,162,291
      ---------------------------------------------------------------------------------------------------   ------------------------
                    North America                  488,537                 458,484               30,053                    882,951
                   --------------------------------------------------------------------------------------   ------------------------
      Vehicles         Europe                      230,278                 186,482               43,796                    387,034
                   --------------------------------------------------------------------------------------   ------------------------
        (new)          Others                      322,649                 181,954              140,695                    417,927
                   --------------------------------------------------------------------------------------   ------------------------
                   Overseas total                1,041,464                 826,920              214,544                  1,687,912
                   --------------------------------------------------------------------------------------   ------------------------
                       Total                     3,064,085               2,800,465              263,620                  5,850,203
      ---------------------------------------------------------------------------------------------------   ------------------------
             Houses (Japan)                          2,274                   1,505                  769                      3,574
      ---------------------------------------------------------------------------------------------------   ------------------------

      Note: The total production of vehicles (new) includes 307,393 units of Daihatsu brand vehicles (including OEM production) in FY2004 semi-annual results, 270,414 units in FY2003 semi-annual results and 606,717 units in FY2003 results, and 43,471 units of Hino brand vehicles (including OEM production) in FY2004 semi-annual results, 26,820 units in FY2003 semi-annual results and 57,856 units in FY2003 results.

    2. Sales (by destination)

                                                                                                                          (Units)
      ---------------------------------------------------------------------------------------------------   ------------------------
                                      FY2004 semi-annual      FY2003 semi-annual          Increase                  FY2003
                                      (April 2003 through     (April 2002 through        (Decrease)           (April 2002 through
                                        September 2003)         September 2002)                                   March 2003)
      ---------------------------------------------------------------------------------------------------   ------------------------
                       Japan                     1,081,866               1,024,295              57,571                  2,217,770
      ---------------------------------------------------------------------------------------------------   ------------------------
                    North America                1,005,079               1,004,296                 783                  1,981,912
                   --------------------------------------------------------------------------------------   ------------------------
       Vehicles        Europe                      441,122                 392,027              49,095                    775,952
                   --------------------------------------------------------------------------------------   ------------------------
         (new)         Others                      642,807                 530,948             111,859                  1,137,644
                   --------------------------------------------------------------------------------------   ------------------------
                   Overseas total                2,089,008               1,927,271             161,737                  3,895,508
                   --------------------------------------------------------------------------------------   ------------------------
                       Total                     3,170,874               2,951,566             219,308                  6,113,278
      ---------------------------------------------------------------------------------------------------   ------------------------
             Houses (Japan)                          2,169                   1,461                 708                      4,024
      ---------------------------------------------------------------------------------------------------   ------------------------

      Note: The total sales of vehicles (new) includes 288,453 units of Daihatsu brand vehicles in FY2004 semi-annual results, 251,708 units in FY2003 semi-annual results and 560,742 units in FY2003 results, and 42,201 units of Hino brand vehicles in FY2004 semi-annual results, 28,033 units in FY2003 semi-annual results and 60,271 units in FY2003 results.

                                 Consolidated 9

                     BREAKDOWN OF CONSOLIDATED NET REVENUES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                        FY2004 semi-annual        FY2003 semi-annual              Increase
                                                       (April 2003 through        (April 2002 through            (Decrease)
                                                         September 2003)            September 2002)
     -------------------------------------------------------------------------------------------------------------------------------
           Vehicles                                                 6,498,206                 5,967,443                   530,763
     -------------------------------------------------------------------------------------------------------------------------------
           Parts & components for overseas                            113,086                   113,156                       (70)
           production
     -------------------------------------------------------------------------------------------------------------------------------
           Parts                                                      496,080                   494,855                     1,225
     -------------------------------------------------------------------------------------------------------------------------------
           Others                                                     476,938                   462,933                    14,005
           -------------------------------------------------------------------------------------------------------------------------
     Total Automotive                                               7,584,310                 7,038,387                   545,923
     -------------------------------------------------------------------------------------------------------------------------------
     Financial services                                               362,460                   342,377                    20,083
     -------------------------------------------------------------------------------------------------------------------------------
     Housing                                                           54,720                    37,078                    17,642
     -------------------------------------------------------------------------------------------------------------------------------
     Telecommunications                                                22,875                    22,807                        68
     -------------------------------------------------------------------------------------------------------------------------------
     Others                                                           199,876                   172,773                    27,103
     -------------------------------------------------------------------------------------------------------------------------------
     Total                                                          8,224,241                 7,613,422                   610,819
     -------------------------------------------------------------------------------------------------------------------------------
     Note: The amounts represent net revenues to external customers.

                                 Consolidated 10

                        CONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                      (Million yen)
     --------------------------------------- ----------------------- ---------------------- ----------------    --------------------
                                               FY2004 semi-annual     FY2003 semi-annual       Increase               FY2003
                                              (April 2003 through     (April 2002 through     (Decrease)        (April 2002 through
                                                September 2003)         September 2002)                             March 2003)
     --------------------------------------- ----------------------- ---------------------- ----------------    --------------------
     Net revenues :                                      8,224,241              7,613,422          610,819              15,501,553
        Sales of products                                7,861,781              7,270,735          591,046              14,793,973
        Financing operations                               362,460                342,687           19,773                 707,580
     Costs and expenses :                                7,456,472              6,928,399          528,073              14,229,907
        Cost of products sold                            6,274,364              5,792,840          481,524              11,914,245
        Cost of financing operations                       191,361                227,292          (35,931)                423,885
        Selling, general and administrative                990,747                908,267           82,480               1,891,777
     Operating income                                      767,769                685,023           82,746               1,271,646
     Other income (expense)                                 44,244                 29,438           14,806                 (44,994)
        Interest and dividend income                        28,779                 29,892           (1,113)                 52,661
        Interest expense                                   (12,210)               (15,464)           3,254                 (30,467)
        Foreign exchange gain, net                          26,597                 21,033            5,564                  35,585
        Other income (loss), net                             1,078                 (6,023)           7,101                (102,773)
     Income before income taxes,
        minority interest and equity in                    812,013                714,461           97,552               1,226,652
        earnings of affiliated companies
     Provision for income taxes                            309,931                296,920           13,011                 517,014
     Income before minority interest and
        equity in earnings of affiliated                   502,082                417,541           84,541                 709,638
        companies
     Minority interest in consolidated                     (18,615)                (9,528)          (9,087)                (11,531)
        subsidiaries
     Equity in earnings of affiliated                       40,993                 17,787           23,206                  52,835
        companies
     Net income                                            524,460                425,800           98,660                 750,942
     --------------------------------------- ----------------------- ---------------------- ----------------    --------------------
                                                                                                                              (Yen)
     --------------------------------------- ----------------------- ---------------------- ----------------    --------------------
     Net income per share - basic                           153.36                118.44            34.92                  211.32
     Net income per share - diluted                         153.35                118.44            34.91                  211.32
     --------------------------------------- ----------------------- ---------------------- ----------------    --------------------

                                 Consolidated 11

                           CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                       (Million yen)
     --------------------------------------- ----------------------- ----------------------- -----------------   -------------------
                                               FY2004 semi-annual             FY2003            Increase          FY2003 semi-annual
                                              (As of September 30,    (As of March 31, 2003)   (Decrease)          (As of September
                                                      2003)                                                           30, 2002)
     --------------------------------------- ----------------------- ----------------------- -----------------   -------------------
                     Assets
     Current assets :                                    8,104,583               8,622,233         (517,650)            8,202,800
        Cash and cash equivalents                        1,243,211               1,592,028         (348,817)            1,870,153
        Time deposits                                       43,086                  55,406          (12,320)               32,324
        Marketable securities                              787,715                 605,483          182,232               561,783
        Trade accounts and notes
           receivable, less allowance for
           doubtful accounts                             1,290,688               1,475,797         (185,109)            1,221,335
        Finance receivables, net                         2,242,227               2,505,140         (262,913)            2,187,518
        Other receivables                                  471,139                 513,952          (42,813)              518,999
        Inventories                                      1,059,824               1,025,838           33,986               927,040
        Deferred income taxes                              400,218                 385,148           15,070               441,378
        Prepaid expenses and other current                 566,475                 463,441          103,034               442,270
           assets
      Noncurrent finance receivables, net                3,026,614               2,569,808          456,806             2,708,898
     Investments and other assets :                      4,245,363               3,757,054          488,309             3,507,990
        Marketable securities and other                  2,269,829               1,652,110          617,719             1,555,701
           securities investments
        Affiliated companies                             1,245,596               1,279,645          (34,049)            1,314,640
        Employees receivables                               26,023                  21,270            4,753                15,276
        Others                                             703,915                 804,029         (100,114)              622,373
     Property, plant and equipment :                     5,400,560               5,203,879          196,681             5,104,839
        Land                                             1,134,538               1,064,125           70,413             1,045,286
        Buildings                                        2,775,775               2,521,208          254,567             2,445,338
        Machinery and equipment                          7,652,074               7,089,592          562,482             7,014,789
        Vehicles and equipment on                        1,556,037               1,601,060          (45,023)            1,419,989
           operating leases
        Construction in progress                           195,355                 211,584          (16,229)              240,200
        Less - Accumulated depreciation                 (7,913,219)             (7,283,690)        (629,529)           (7,060,763)
     --------------------------------------- ----------------------- ----------------------- -----------------   -------------------
                  Total assets                          20,777,120              20,152,974          624,146            19,524,527
     --------------------------------------- ------------------------ ---------------------- -----------------   -------------------

                                 Consolidated 12

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                       (Million yen)
     ------------------------------------- ---------------------- --------------------- ---------------------    -------------------
                                            FY2004 semi-annual           FY2003               Increase           FY2003 semi-annual
                                           (As of September 30,     (As of March 31,         (Decrease)           (As of September
                                                   2003)                 2003)                                        30, 2002)
     ------------------------------------- ---------------------- --------------------- ---------------------    -------------------
               Liabilities
     Current liabilities :                            7,073,865             7,053,936               19,929                6,668,780
        Short-term borrowings                         1,999,453             1,855,648              143,805                1,878,992
        Current portion of long-term debt             1,135,297             1,263,017             (127,720)               1,192,895
        Accounts payable                              1,563,774             1,531,552               32,222                1,377,863
        Other payables                                  633,646               618,748               14,898                  541,683
        Accrued expenses                              1,054,127             1,063,496               (9,369)                 941,825
        Income taxes payable                            267,244               300,718              (33,474)                 296,015
        Other current liabilities                       420,324               420,757                 (433)                 439,507
     Long-term liabilities :                          5,703,248             5,662,572               40,676                5,126,217
        Long-term debt                                4,108,804             4,137,528              (28,724)               3,798,192
        Accrued pension and severance                 1,112,900             1,052,687               60,213                  727,057
           costs
        Deferred income taxes                           413,455               371,004               42,451                  496,531
        Other long-term liabilities                      68,089               101,353              (33,264)                 104,437
              Total liabilities                      12,777,113            12,716,508               60,605               11,794,997

      Minority interest in consolidated                 427,533               315,466              112,067                  345,038
                 subsidiaries

            Shareholders' equity :
        Common stock                                    397,050               397,050                    -                  397,050
        Additional paid-in capital                      493,790               493,790                    -                  491,158
        Retained earnings                             7,756,473             7,301,795              454,678                7,033,122
        Accumulated other comprehensive                (476,553)             (604,272)             127,719                 (356,412)
           loss
        Treasury stock, at cost                        (598,286)             (467,363)            (130,923)                (180,426)
          Total shareholders' equity                  7,572,474             7,121,000              451,474                7,384,492
     ------------------------------------- ---------------------- --------------------- ---------------------    -------------------
     Total liabilities and shareholders'             20,777,120            20,152,974              624,146               19,524,527
        equity
     ------------------------------------- ---------------------- --------------------- ---------------------    -------------------

                                 Consolidated 13

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

   (1) FY2004 semi-annual results (April 2003 through September 2003)

                                                                                                                      (Million yen)
     ----------------------------------------- ------------- ------------ ------------ ----------------- ------------- -------------
                                                                                         Accumulated
                                                  Common      Additional                    other         Treasury
                                                   stock       paid-in     Retained     comprehensive       stock,        Total
                                                               capital     earnings     income (loss)      at cost
     ----------------------------------------- ------------- ------------ ------------ ----------------- ------------- -------------
     Balance at March 31, 2003                    397,050        493,790   7,301,795          (604,272)     (467,363)    7,121,000
                                               ------------- ------------ ------------ ----------------- ------------- -------------
     Issuance during the period                                        -                                                         -
     Comprehensive income:
        Net income                                                           524,460                                       524,460
        Other comprehensive income (loss)
          Foreign currency translation                                                        (112,479)                   (112,479)
            adjustments
          Unrealized gains (losses) on
            securities, net of                                                                 228,270                     228,270
            reclassification adjustments
          Minimum pension liability                                                             11,928                      11,928
            adjustments
          Net gains (losses) on derivative                                                           -                           -
            instruments
        Total comprehensive income                                                                                         652,179
     Dividends paid                                                          (69,782)                                      (69,782)
     Purchase and retirement of common stock                                                                (130,923)     (130,923)
                                               ------------- ------------ ------------ ----------------- ------------- -------------
     Balance at September 30, 2003                397,050        493,790   7,756,473          (476,553)     (598,286)    7,572,474
     ----------------------------------------- ------------- ------------ ------------ ----------------- ------------- -------------

(2) FY2003 semi-annual results (April 2002 through September 2002)

                                                                                                                      (Million yen)
     ----------------------------------------- ------------- ------------ ------------ ----------------- ------------- -------------
                                                                                          Accumulated
                                                  Common      Additional                    other         Treasury
                                                   stock       paid-in     Retained     comprehensive       stock,        Total
                                                               capital     earnings     income (loss)      at cost
    ----------------------------------------- ------------- ------------ ------------ ----------------- ------------- -------------
     Balance at March 31, 2002                    397,050        490,538    6,804,722         (267,304)    (160,894)     7,264,112
                                               ------------- ------------ ------------ ----------------- ------------- -------------
     Issuance during the period                                      620                                                       620
     Comprehensive income:
        Net income                                                            425,800                                      425,800
        Other comprehensive income (loss)
          Foreign currency translation                                                        (107,889)                   (107,889)
            adjustments
          Unrealized gains (losses) on
            securities, net of                                                                  10,182                      10,182
            reclassification adjustments
          Minimum pension liability                                                              9,141                       9,141
            adjustments
          Net gains (losses) on derivative                                                        (542)                       (542)
            instruments
        Total comprehensive income                                                                                         336,692
     Dividends paid                                                           (54,108)                                     (54,108)
     Purchase and retirement of common stock                                 (143,292)                      (19,532)      (162,824)
                                               ------------- ------------ ------------ ----------------- ------------- -------------
     Balance at September 30, 2002                397,050        491,158    7,033,122         (356,412)    (180,426)     7,384,492
     ----------------------------------------- ------------- ------------ ------------ ----------------- ------------- -------------

                                 Consolidated 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                      (Million yen)
     -------------------------------------------------------- ---------------------- ----------------------    ---------------------
                                                               FY2004 semi-annual     FY2003 semi-annual              FY2003
                                                               (April 2003 through    (April 2002 through      (April 2002 through
                                                                 September 2003)        September 2002)            March 2003)
     -------------------------------------------------------- ---------------------- ----------------------    ---------------------
     Cash flows from operating activities :
        Net income                                                         524,460                425,800                  750,942
        Adjustments to reconcile net income to net cash
        provided by operating activities
           Depreciation                                                    475,938                434,995                  870,636
           Provision for doubtful accounts and credit losses                38,418                 19,709                   99,837
           Pension and severance costs, less payments                       33,957                 30,315                   55,637
           Loss on disposal of fixed assets                                 18,896                 23,880                   46,492
           Unrealized losses on available-for-sale                           2,697                 23,853                  111,346
           securities, net
           Deferred income taxes                                            21,996                (24,067)                 (74,273)
           Minority interest in consolidated subsidiaries                   18,615                  9,528                   11,531
           Equity in earnings of affiliated companies                      (40,993)               (17,787)                 (52,835)
           Changes in operating assets and liabilities                      80,125                134,014                  129,054
           Others                                                          (61,185)                50,698                  136,680
                                                              ---------------------- ----------------------    ---------------------
                   Net cash provided by operating activities             1,112,924              1,110,938                2,085,047
                                                              ---------------------- ----------------------    ---------------------
     Cash flows from investing activities :
        Additions to finance receivables                                (4,182,349)            (2,474,800)              (6,481,200)
        Collection of and proceeds from sales of finance                 3,727,776              1,938,368                5,825,456
        receivables
        Additions to fixed assets excluding equipment                     (445,522)              (519,108)              (1,005,931)
        leased to others
        Additions to equipment leased to others                           (298,454)              (289,594)                (604,298)
        Proceeds from sales of fixed assets excluding                       31,234                 31,606                   61,847
        equipment leased to others
        Proceeds from sales of equipment leased to others                  133,073                125,919                  286,538
        Purchases of marketable securities and security                 (1,137,863)              (521,364)              (1,113,998)
        investments
        Proceeds from sales of and maturity of marketable                  705,614                569,846                  921,965
         securities and security investments
        (Increase) decrease in time deposits                                15,845                (12,085)                 (33,379)
        (Increase) decrease in investments and other assets                    138                  7,527                  (30,481)
        Payment for additional investments in affiliated                   (18,876)               (16,016)                 (28,229)
         companies, net of cash acquired
        Others                                                              (2,720)                20,652                   55,303
                                                              ---------------------- ----------------------    ---------------------
                       Net cash used in investing activities            (1,472,104)            (1,139,049)              (2,146,407)
                                                              ---------------------- ----------------------    ---------------------
     Cash flows from financing activities :
        Purchase of common stock                                          (120,229)              (142,090)                (454,611)
        Proceeds from issuance of long-term debt                           700,149                907,482                1,686,564
        Payments of long-term debt                                        (622,709)              (561,651)              (1,117,803)
        Increase in short-term borrowings                                  160,970                132,004                   30,327
        Dividends paid                                                     (69,782)               (54,108)                (110,876)
        Others                                                                   -                      -                    4,074
                                                              ---------------------- ----------------------    ---------------------
                   Net cash provided by financing activities                48,399                281,637                   37,675

     Effect of exchange rate changes on cash and cash                      (38,036)               (40,533)                 (41,447)
        equivalents
                                                              ---------------------- ----------------------    ---------------------
     Net increase (decrease) in cash and cash equivalents                 (348,817)               212,993                  (65,132)
     Cash and cash equivalents at beginning of period                    1,592,028              1,657,160                1,657,160
                                                              ---------------------- ----------------------    ---------------------
     Cash and cash equivalents at end of period                          1,243,211              1,870,153                1,592,028
     -------------------------------------------------------- ---------------------- ----------------------    ---------------------

     Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time, carry minimal risk of change in value and have a redemption period of three months or less.

                                 Consolidated 15

                               SEGMENT INFORMATION
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results and Assets

(1) FY2004 semi-annual results (April 2003 through September 2003)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                Intersegment
                                       Automotive     Financial Services      All Other      Elimination and/or     Consolidated
                                                                                             Unallocated Amount
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external               7,584,310             362,460            277,471                   -          8,224,241
            customers
     (2)  Intersegment sales                  6,126               9,000            126,208            (141,334)                 -
            and transfers
                Total                     7,590,436             371,460            403,679            (141,334)         8,224,241
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses                   6,887,802             309,779            397,632            (138,741)         7,456,472
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                       702,634              61,681              6,047              (2,593)           767,769
     ===============================================================================================================================
     Assets                               9,689,020           7,560,742            831,670           2,695,688         20,777,120
     -------------------------------------------------------------------------------------------------------------------------------
     Investment in equity                   993,789             181,226                  -              64,171          1,239,186
        method investees
     -------------------------------------------------------------------------------------------------------------------------------
     Depreciation expenses                  368,242              97,493             10,203                   -            475,938
     -------------------------------------------------------------------------------------------------------------------------------
     Capital expenditure                    459,390             238,155             20,371              26,060            743,976
     -------------------------------------------------------------------------------------------------------------------------------

(2) FY2003 semi-annual results (April 2002 through September 2002)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Intersegment
                                       Automotive     Financial Services      All Other      Elimination and/or     Consolidated
                                                                                             Unallocated Amount
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external               7,038,387             342,377            232,658                   -          7,613,422
            customers
     (2)  Intersegment sales                  3,164               8,428            128,071            (139,663)                 -
            and transfers
                Total                     7,041,551             350,805            360,729            (139,663)         7,613,422
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses                   6,355,630             347,000            361,931            (136,162)         6,928,399
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                       685,921               3,805             (1,202)             (3,501)           685,023
     ===============================================================================================================================
     Assets                               8,898,489           7,046,464            685,126           2,894,448         19,524,527
     -------------------------------------------------------------------------------------------------------------------------------
     Investment in equity                 1,070,612             170,428              3,355              63,298          1,307,693
        method investees
     -------------------------------------------------------------------------------------------------------------------------------
     Depreciation expenses                  328,501              96,929              9,565                   -            434,995
     -------------------------------------------------------------------------------------------------------------------------------
     Capital expenditure                    476,256             263,888             14,586              53,972            808,702
     -------------------------------------------------------------------------------------------------------------------------------

(3) FY2003 (April 2002 through March 2003)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                Intersegment
                                       Automotive     Financial Services      All Other      Elimination and/or     Consolidated
                                                                                             Unallocated Amount
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external              14,300,799             707,527            493,227                   -         15,501,553
            customers
     (2)  Intersegment sales                 10,652              17,371            301,990            (330,013)                 -
            and transfers
                Total                    14,311,451             724,898            795,217            (330,013)        15,501,553
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses                  13,064,526             694,570            790,688            (319,877)        14,229,907
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                     1,246,925              30,328              4,529             (10,136)         1,271,646
     ===============================================================================================================================
     Assets                               9,392,749           7,392,486            722,604           2,645,135         20,152,974
     -------------------------------------------------------------------------------------------------------------------------------
     Investment in equity                 1,054,234             161,820                  -              56,493          1,272,547
        method investees
     -------------------------------------------------------------------------------------------------------------------------------
     Depreciation expenses                  657,814             192,624             20,198                   -            870,636
     -------------------------------------------------------------------------------------------------------------------------------
     Capital expenditure                    998,528             544,390             48,041              19,270          1,610,229
     -------------------------------------------------------------------------------------------------------------------------------

     Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2004 semi-annual, FY2003 semi-annual and FY2003 are 3,217,341 million yen, 3,357,986 million yen and 3,125,276 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion security investments held by TMC.

                                 Consolidated 16

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                                      (Million yen)
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------
                                                             FY2004 semi-annual      FY2003 semi-annual           Increase
                                                            (April 2003 through     (April 2002 through          (Decrease)
                                                              September 2003)         September 2002)
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------
                  (Non-financial services)
     Net revenues                                                       7,867,021               7,269,669                 597,352
     Costs and expenses :                                               7,156,401               6,583,294                 573,107
         Cost of revenues                                               6,275,627               5,792,839                 482,788
         Selling, general and administrative                              880,774                 790,455                  90,319
                      Operating income                                    710,620                 686,375                  24,245
     Other income, net :                                                   44,272                  30,377                  13,895
        Income before income taxes, minority interest
              and equity in earnings of affiliated                        754,892                 716,752                  38,140
              companies
     Provision for income taxes                                           285,959                 300,891                 (14,932)
        Income before minority interest and equity in                     468,933                 415,861                  53,072
              earnings of affiliated companies
     Minority interest in consolidated subsidiaries                       (18,150)                 (9,002)                 (9,148)
     Equity in earnings of affiliated companies                            37,413                  16,942                  20,471
                         Net income                                       488,196                 423,801                  64,395
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------
                    (Financial services)
     Net revenues                                                         371,460                 350,805                  20,655
     Costs and expenses :                                                 309,779                 347,000                 (37,221)
         Cost of revenues                                                 192,157                 228,771                 (36,614)
         Selling, general and administrative                              117,622                 118,229                    (607)
                      Operating income                                     61,681                   3,805                  57,876
     Other expense, net :                                                  (4,689)                 (5,490)                    801
        Income before income taxes, minority interest
              and equity in earnings of affiliated                         56,992                  (1,685)                 58,677
              companies
     Provision for income taxes                                            23,840                  (3,725)                 27,565
        Income before minority interest and equity in                      33,152                   2,040                  31,112
              earnings of affiliated companies
     Minority interest in consolidated subsidiaries                          (465)                   (538)                     73
     Equity in earnings of affiliated companies                             3,580                     845                   2,735
                         Net income                                        36,267                   2,347                  33,920
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------
                        (Elimination)
                  Elimination of net income                                    (3)                   (348)                    345
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------
                       (Consolidated)
                         Net income                                       524,460                 425,800                  98,660
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------

                                 Consolidated 17

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                             FY2004 semi-annual             FY2003                Increase
                                                            (As of September 30,    (As of March 31, 2002)       (Decrease)
                                                                    2003)
     -------------------------------------------------------------------------------------------------------------------------------
                           Assets
                  (Non-financial services)
     Current assets                                                      5,805,841              5,989,408                (183,567)
        Cash and cash equivalents                                        1,119,422              1,437,731                (318,309)
        Time deposits                                                       17,014                 29,213                 (12,199)
        Marketable securities                                              780,942                602,634                 178,308
        Trade accounts and notes receivable, less                        1,318,935              1,496,432                (177,497)
           allowance for doubtful accounts
        Finance receivables, net                                            14,678                 14,296                     382
        Inventories                                                      1,059,824              1,025,838                  33,986
        Prepaid expenses and other current assets                        1,495,026              1,383,264                 111,762

     Noncurrent finance receivables, net                                    13,319                 14,463                  (1,144)
     Investments and other assets                                        3,915,763              3,423,676                 492,087
     Property, plant and equipment                                       4,383,157              4,100,077                 283,080
     -------------------------------------------------------------------------------------------------------------------------------
                            Total                                       14,118,080             13,527,624                 590,456
     -------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
     Current assets                                                      2,984,594              3,219,884                (235,290)
        Cash and cash equivalents                                          123,789                154,297                 (30,508)
        Time deposits                                                       26,072                 26,193                    (121)
        Marketable securities                                                6,773                  2,849                   3,924
        Finance receivables, net                                         2,227,549              2,490,844                (263,295)
        Prepaid expenses and other current assets                          600,411                545,701                  54,710

     Noncurrent finance receivables, net                                 3,013,295              2,555,345                 457,950
     Investments and other assets                                          545,450                513,455                  31,995
     Property, plant and equipment                                       1,017,403              1,103,802                 (86,399)
     -------------------------------------------------------------------------------------------------------------------------------
                            Total                                        7,560,742              7,392,486                 168,256
     -------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                    Elimination of assets                                 (901,702)              (767,136)               (134,566)
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
                        Total assets                                    20,777,120             20,152,974                 624,146
     -------------------------------------------------------------------------------------------------------------------------------

      Note: Assets in the non-financial services include unallocated corporate assets.

                                 Consolidated 18

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                             FY2004 semi-annual             FY2003                Increase
                                                            (As of September 30,    (As of March 31, 2003)       (Decrease)
                                                                    2003)
     -------------------------------------------------------------------------------------------------------------------------------
                         Liabilities
                  (Non-financial services)
     Current liabilities                                                 4,627,384              4,646,017                  (18,633)
        Short-term borrowings                                              822,072                784,501                   37,571
        Current portion of long-term debt                                   69,438                134,636                  (65,198)
        Accounts payable                                                 1,552,185              1,520,160                   32,025
        Accrued expenses                                                 1,008,779              1,019,241                  (10,462)
        Income taxes payable                                               260,128                293,756                  (33,628)
        Other current liabilities                                          914,782                893,723                   21,059

     Long-term liabilities                                               2,155,388              2,063,414                   91,974
        Long-term debt                                                     774,022                789,509                  (15,487)
        Accrued pension and severance costs                              1,111,749              1,051,500                   60,249
        Other long-term liabilities                                        269,617                222,405                   47,212
                            Total                                        6,782,772              6,709,431                   73,341
     -------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
     Current liabilities                                                 3,152,559              2,990,772                  161,787
        Short-term borrowings                                            1,783,862              1,542,514                  241,348
        Current portion of long-term debt                                1,129,859              1,200,900                  (71,041)
        Accounts payable                                                    12,083                 11,893                      190
        Accrued expenses                                                    49,302                 51,388                   (2,086)
        Income taxes payable                                                 7,116                  6,962                      154
        Other current liabilities                                          170,337                177,115                   (6,778)

     Long-term liabilities                                               3,744,122              3,783,950                  (39,828)
        Long-term debt                                                   3,531,045              3,532,811                   (1,766)
        Accrued pension and severance costs                                  1,151                  1,187                      (36)
        Other long-term liabilities                                        211,926                249,952                  (38,026)
                            Total                                        6,896,681              6,774,722                  121,959
     -------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                 Elimination of liabilities                               (902,340)              (767,645)                (134,695)
                       (Consolidated)
                      Total liabilities                                 12,777,113             12,716,508                   60,605
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
              Minority interest in consolidated                            427,533                315,466                  112,067
                        subsidiaries
     -------------------------------------------------------------------------------------------------------------------------------
                    Shareholders' equity
                       (Consolidated)
     Common stock                                                          397,050                397,050                        -
     Additional paid-in capital                                            493,790                493,790                        -
     Retained earnings                                                   7,756,473              7,301,795                  454,678
     Accumulated other comprehensive loss                                 (476,553)              (604,272)                 127,719
     Treasury stock, at cost                                              (598,286)              (467,363)                (130,923)
                 Total shareholders' equity                              7,572,474              7,121,000                  451,474
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
         Total liabilities and shareholders' equity                     20,777,120             20,152,974                  624,146
     -------------------------------------------------------------------------------------------------------------------------------

                                 Consolidated 19

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                                     (Million yen)
     -------------------------------------------------------------------------- ------------------------- -------------------------
                                                                                   FY2004 semi-annual        FY2003 semi-annual
                                                                                  (April 2003 through       (April 2002 through
                                                                                    September 2003)           September 2002)
     -------------------------------------------------------------------------- ------------------------- -------------------------
                             (Non-financial services)
     Cash flows from operating activities :
        Net income                                                                              488,196                   423,801
        Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation                                                                         378,445                   338,066
           Pension and severance costs, less payments                                            34,000                    30,154
           Loss on disposal of fixed assets                                                      18,423                    23,740
           Unrealized losses on available-for-sale securities, net                                2,697                    23,853
           Deferred income taxes                                                                  6,831                   (35,867)
           Minority interest in consolidated subsidiaries                                        18,150                     9,002
           Equity in earnings of affiliated companies                                           (37,413)                  (16,942)
           Changes in operating assets and liabilities                                           21,737                    96,578
           Others                                                                               (66,198)                  113,912
                                                                                ------------------------- -------------------------
                                     Net cash provided by operating activities                  864,868                 1,006,297

     Cash flows from investing activities
        Additions to fixed assets excluding equipment leased to others                         (433,924)                 (493,827)
        Additions to equipment leased to others                                                 (71,897)                  (50,987)
        Proceeds from sales of fixed assets excluding equipment leased to                        25,888                    25,435
         others
        Proceeds from sales of equipment leased to others                                        24,840                    19,579
        Purchases of marketable securities and security investments                            (968,766)                 (427,791)
        Proceeds from sales of and maturity of marketable securities and                        582,102                   463,882
         security investments
        (Increase) decrease in time deposits                                                     15,856                      (173)
        (Increase) decrease in investments and other assets                                     (15,431)                   39,225
        Payment for additional investments in affiliated companies, net of                      (18,876)                  (16,016)
         cash acquired
        Others                                                                                   (3,595)                    8,259
                                                                                ------------------------- -------------------------
                                         Net cash used in investing activities                 (863,803)                 (432,414)

     Cash flows from financing activities
        Purchase of common stock                                                               (120,229)                 (142,090)
        Proceeds from issuance of long-term debt                                                 32,088                   164,337
        Payments of long-term debt                                                             (111,290)                 (168,142)
        Decrease in short-term borrowings                                                        (4,387)                  (57,167)
        Dividends paid                                                                          (69,782)                  (54,108)
        Others                                                                                  (15,000)                        -
                                                                                ------------------------- -------------------------
                                         Net cash used in financing activities                 (288,600)                 (257,170)

     Effect of exchange rate changes on cash and cash equivalents                               (30,774)                  (32,255)
                                                                                ------------------------- -------------------------
     Net increase (decrease) in cash and cash equivalents                                      (318,309)                  284,458
     Cash and cash equivalents at beginning of period                                         1,437,731                 1,510,974
                                                                                ------------------------- -------------------------
     Cash and cash equivalents at end of period                                               1,119,422                 1,795,432
     ------------------------------------------------------------------------------------------------------------------------------

                                 Consolidated 20

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                                     (Million yen)
     -------------------------------------------------------------------------- ------------------------- -------------------------
                                                                                   FY2004 semi-annual        FY2003 semi-annual
                                                                                  (April 2003 through       (April 2002 through
                                                                                    September 2003)           September 2002)
     -------------------------------------------------------------------------- ------------------------- -------------------------
                              (Financial services)
     Cash flows from operating activities
        Net income                                                                              36,267                     2,347
        Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation                                                                         97,493                    96,929
           Deferred income taxes                                                                15,033                    12,046
           Minority interest in consolidated subsidiaries                                          465                       538
           Equity in earnings of affiliated companies                                           (3,580)                     (845)
           Changes in operating assets and liabilities                                         (43,735)                  (79,197)
           Others                                                                               44,259                     9,806
                                                                                ------------------------- -------------------------
                                     Net cash provided by operating activities                 146,202                    41,624

     Cash flows from investing activities
        Additions to finance receivables                                                    (4,182,349)               (2,474,800)
        Collection of and proceeds from sales of finance receivables                         3,727,776                 1,938,368
        Additions to fixed assets excluding equipment leased to others                         (11,598)                  (25,281)
        Additions to equipment leased to others                                               (226,557)                 (238,607)
        Proceeds from sales of fixed assets excluding equipment leased to                        5,346                     6,171
         others
        Proceeds from sales of equipment leased to others                                      108,233                   106,340
        Purchases of marketable securities and security investments                           (169,097)                  (93,573)
        Proceeds from sales of and maturity of marketable securities and                       123,512                   105,964
        security investments
        Increase in time deposits                                                                  (11)                  (11,912)
        Others                                                                                 (19,270)                    5,874
                                                                                ------------------------- -------------------------
                                         Net cash used in investing activities                (644,015)                 (681,456)

     Cash flows from financing activities
        Proceeds from issuance of long-term debt                                               706,040                   750,810
        Payments of long-term debt                                                            (546,392)                 (402,905)
        Increase in short-term borrowings                                                      299,919                   228,740
        Others                                                                                  15,000                         -
                                                                                ------------------------- -------------------------
                                     Net cash provided by financing activities                 474,567                   576,645

     Effect of exchange rate changes on cash and cash equivalents                               (7,262)                   (8,278)
                                                                                ------------------------- -------------------------
     Net increase (decrease) in cash and cash equivalents                                      (30,508)                  (71,465)
     Cash and cash equivalents at beginning of period                                          154,297                   146,186
                                                                                ------------------------- -------------------------
     Cash and cash equivalents at end of period                                                123,789                    74,721
     -------------------------------------------------------------------------- ------------------------- -------------------------

     -------------------------------------------------------------------------- ------------------------- -------------------------
                                 (Consolidated)
     Effect of exchange rate changes on cash and cash equivalents                              (38,036)                  (40,533)
                                                                                ------------------------- -------------------------
     Net increase (decrease) in cash and cash equivalents                                     (348,817)                  212,993
     Cash and cash equivalents at beginning of period                                        1,592,028                 1,657,160
                                                                                ------------------------- -------------------------
     Cash and cash equivalents at end of period                                              1,243,211                 1,870,153
     -------------------------------------------------------------------------- ------------------------- -------------------------

     Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time, carry minimal risk of change in value and have a redemption period of three months or less.

                                 Consolidated 21

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.  Geographic Information

(1) FY2004 semi-annual results (April 2003 through September 2003)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Intersegment
                                    Japan       North America       Europe       Other Foreign   Elimination and/or    Consolidated
                                                                                   Countries     Unallocated Amount
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external         3,325,570        2,896,155         977,630        1,024,886                 -        8,224,241
            customers
     (2)  Intersegment
            sales and               2,171,720          117,912          54,645           77,931        (2,422,208)               -
            transfers
              Total                 5,497,290        3,014,067       1,032,275        1,102,817        (2,422,208)       8,224,241
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses             4,967,548        2,850,451       1,009,801        1,049,524        (2,420,852)       7,456,472
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                 529,742          163,616          22,474           53,293            (1,356)         767,769
     ===============================================================================================================================
     Assets                         9,796,611        6,037,536       1,616,800        1,309,265         2,016,908       20,777,120
     -------------------------------------------------------------------------------------------------------------------------------


(2) FY2003 semi-annual results (April 2002 through September 2002)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Intersegment
                                    Japan       North America       Europe       Other Foreign   Elimination and/or    Consolidated
                                                                                   Countries     Unallocated Amount
    -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external         3,131,544        3,069,254         713,832          698,792                 -        7,613,422
            customers
     (2)  Intersegment
            sales and               2,060,909          127,292          32,043           42,654        (2,262,898)               -
            transfers
              Total                 5,192,453        3,196,546         745,875          741,446        (2,262,898)       7,613,422
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses             4,712,670        3,014,753         740,792          719,491        (2,259,307)       6,928,399
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                 479,783          181,793           5,083           21,955            (3,591)         685,023
     ===============================================================================================================================
     Assets                         8,902,408        6,138,933       1,279,026          854,299         2,349,861       19,524,527
     -------------------------------------------------------------------------------------------------------------------------------


(3) FY2003 (April 2002 through March 2003)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Intersegment
                                    Japan       North America       Europe       Other Foreign   Elimination and/or    Consolidated
                                                                                   Countries     Unallocated Amount
    -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external         6,621,054        5,929,803       1,514,683        1,436,013                 -       15,501,553
            customers
     (2)  Intersegment
            sales and               4,224,573          289,036          85,138          110,731        (4,709,478)               -
            transfers
              Total                10,845,627        6,218,839       1,599,821        1,546,744        (4,709,478)      15,501,553
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses             9,901,337        5,938,851       1,591,516        1,501,118        (4,702,915)      14,229,907
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                 944,290          279,988           8,305           45,626            (6,563)       1,271,646
     ===============================================================================================================================
     Assets                         9,272,330        6,217,941       1,516,360        1,072,887         2,073,456       20,152,974
     -------------------------------------------------------------------------------------------------------------------------------

     Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2004 semi-annual, FY2003 semi-annual and FY2003 are 3,217,341 million yen, 3,357,986 million yen and 3,125,276 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

                                 Consolidated 22

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.  Overseas Sales

(1) FY2004 semi-annual results (April 2003 through September 2003)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                    North America                Europe                    Other                    Total
     -------------------------------------------------------------------------------------------------------------------------------
     Overseas sales                       3,013,321                   944,563                1,601,666                5,559,550
     -------------------------------------------------------------------------------------------------------------------------------
     Consolidated sales                           -                         -                        -                8,224,241
     -------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas sales                      %                         %                        %                        %
        to consolidated sales                  36.6                      11.5                     19.5                     67.6
     -------------------------------------------------------------------------------------------------------------------------------


(2)  FY2003 semi-annual results (April 2002 through September 2002)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                    North America                Europe                    Other                    Total
     -------------------------------------------------------------------------------------------------------------------------------
     Overseas sales                       3,194,639                   717,015                1,274,020                5,185,674
     -------------------------------------------------------------------------------------------------------------------------------
     Consolidated sales                           -                         -                        -                7,613,422
     -------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas sales                      %                         %                        %                        %
        to consolidated sales                  42.0                       9.4                     16.7                     68.1
     -------------------------------------------------------------------------------------------------------------------------------


(3)  FY2003 (April 2002 through March 2003)

                                                                                                                      (Million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                    North America                Europe                    Other                    Total
     -------------------------------------------------------------------------------------------------------------------------------
     Overseas sales                       6,200,075                 1,556,261                2,568,229               10,324,565
     -------------------------------------------------------------------------------------------------------------------------------
     Consolidated sales                           -                         -                        -               15,501,553
     -------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas sales                      %                         %                        %                        %
        to consolidated sales                  40.0                      10.0                     16.6                     66.6
     -------------------------------------------------------------------------------------------------------------------------------

                                 Consolidated 23